Exhibit 99.1

Aptorum Group Limited Announces Results of 2020 Annual General Meeting of Shareholders

NEW YORK & LONDON & PARIS--(BUSINESS WIRE)--Dec. 10, 2020--Aptorum Group Limited (Nasdaq: APM; Euronext Paris: APM) (the “Company”, “Aptorum Group” or “Aptorum”), a biopharmaceutical company focused on novel technologies including the targeting of infectious diseases, today announced the results of its 2020 annual general meeting of shareholders, which was held on December 9, 2020, in Hong Kong.

At the annual general meeting, the required number of shareholders of the Company:

1)	re-elected all of the Company’s current directors, namely Mr. Ian Huen, Mr. Darren Lui, Dr. Clark Cheng, Mr. Charles Bathurst, Dr. Mirko Scherer, Dr. Justin Wu and Professor Douglas Arner as directors of the Company until the Company’s next annual general meeting of shareholders or until their respective successors are duly appointed and qualified; and

2)	approved, ratified and confirmed the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2020 and authorized the Board of Directors to fix the remuneration of the auditors.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM; Euronext Paris: APM) is a pharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly infectious diseases and cancers (including orphan oncology indications). Aptorum’s pipeline is enriched through the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through programs such as the systematic screening of existing approved drug molecules and microbiome-based research platform for treatments of metabolic diseases. In addition to the above main focus, the Company is pursuing therapeutic and diagnostic projects in neurology, gastroenterology, metabolic disorders, women’s health and other disease areas. Aptorum also has projects focused on surgical robotics and natural supplement for women undergoing menopause and experiencing related symptoms.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations.

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 ● F: (44) 20 3928 8277

These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Inquiries:

Aptorum Group Limited

Investor Relations Department

investor.relations@aptorumgroup.com

+44 20 80929299

Redchip – Financial Communications United States

Investor Relations

Dave Gentry

dave@redchip.com

+1 407 491 4498

Actifin – Financial Communications Europe

Investor Relations

Ghislaine Gasparetto

ggasparetto@actifin.fr

+33 1 56 88 11 22

17 Hanover Square, London, W1S 1BN, United Kingdom

T: (44) 20 8092 9299 ● F: (44) 20 3928 8277